Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
Unisys Corporation, the registrant, a Delaware company, has no parent. The registrant has the following subsidiaries:

Name of Company	State or Other Jurisdiction Under the Laws of Which Organized
Unisys Limited	United Kingdom
Intelligent Processing Solutions Limited	United Kingdom
Unisys Nederland N.V.	Netherlands
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, subsidiaries of the Company have been omitted which, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2016.